Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Commerce Bancorp, Inc.
Commission File No.: 1-12069
          This filing, which includes (i) a transcript of a conference call with investors held by TD Bank Financial Group and Commerce Bancorp, Inc. on October 2, 2007 and (ii) materials used in the conference call with investors held on October 2, 2007, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Commerce Bancorp, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce Bancorp, Inc.’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause TD Bank Financial Group’s and Commerce Bancorp, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2006 Annual Report on Form 10-K of Commerce Bancorp, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
          The proposed merger transaction involving The Toronto-Dominion Bank and Commerce Bancorp, Inc. will be submitted to Commerce Bancorp’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Commerce Bancorp, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East Cherry Hill, NJ 08034-5400, 1-888-751-9000
          The Toronto-Dominion Bank, Commerce Bancorp, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2006, which was filed with the Securities and Exchange Commission on December 11, 2006, and its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce Bancorp, Inc.’s directors and executive officers is available in Commerce Bancorp, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL WITH INVESTORS HELD BY TD BANK FINANCIAL GROUP AND COMMERCE BANCORP, INC. ON OCTOBER 2, 2007
TD BANK FINANCIAL GROUP
TD / COMMERCE BANCORP ANNOUNCEMENT
CONFERENCE CALL
TUESDAY, OCTOBER 2, 2007
DISCLAIMER

THE INFORMATION CONTAINED IN THIS TRANSCRIPT IS A TEXTUAL REPRESENTATION OF THE TORONTO-DOMINION BANK’S (“TD”) TD / COMMERCE BANCORP ANNOUNCEMENT CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALL. IN NO WAY DOES TD ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON TD’S WEB SITE OR IN THIS TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE CONFERENCE CALL ITSELF AND TD’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
FORWARD-LOOKING INFORMATION

The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Commerce Bancorp, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce Bancorp, Inc.’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause TD Bank Financial Group’s and Commerce Bancorp, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report (www.TD.com) on Form 40-F for The Toronto-Dominion Bank and the 2006 Annual Report on Form 10-K of Commerce Bancorp, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and Commerce Bancorp, Inc. will be submitted to Commerce Bancorp’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Commerce Bancorp, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Toronto-Dominion Bank, Commerce Bancorp, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2006, which was filed with the Securities and Exchange Commission on December 11, 2006, and its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce Bancorp, Inc.’s directors and executive officers is available in Commerce Bancorp, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

CORPORATE PARTICIPANTS

Ed Clark	President & CEO, TD Bank Financial Group
Colleen Johnston	CFO, TD Bank Financial Group
Bharat Masrani	President & CEO, TD Banknorth
Dennis DiFlorio	Chairman, Commerce Bancorp, Inc.
Bob Falese	President & CEO, Commerce Bancorp, Inc.
Doug Pauls	CFO, Commerce Bancorp, Inc.
Tim Thompson	VP Investor Relations, TD Bank Financial Group
CONFERENCE CALL PARTICIPANTS

André Hardy	RBC Capital Markets — Analyst
Shannon Cowherd	Citigroup — Analyst
Michael Goldberg	Desjardins Securities — Analyst
Sumit Malhotra	Merrill Lynch — Analyst
Mario Mendonca	Genuity Capital Markets — Analyst
Brad Smith	Blackmont Capital — Analyst
Ian de Verteuil	BMO Nesbitt Burns — Analyst
Rob Sedran	National Bank Financial — Analyst
Darko Mihelic	CIBC World Market— Analyst
Jim Bantis	Credit Suisse First Boston — Analyst
Gary Townsend	FBR — Analyst
Rob Rutschow	Deutsche Bank — Analyst
Mark Fitzgibbon	Sandler O’Neill — Analyst
Robert Patten	Morgan Keegan — Analyst
Felice Gelman	SuNOVA Capital — Analyst
PRESENTATION

Tim Thompson — TD Bank Financial Group — VP IR
     Good morning and welcome to the TD Bank Financial Group’s investor presentation discussing the acquisition of Commerce Bancorp. My name is Tim Thompson and I’m Vice President of Investor Relations at TD. We will begin today’s presentation with remarks from Ed Clark, the Bank’s CEO; after which Colleen Johnston, the Bank’s CFO, will discuss the financial parameters of the transaction. Bharat Masrani, President and CEO of TD Banknorth, will talk about our plans for our U.S. retail banking franchise.
Joining us from Commerce is Dennis DiFlorio, Chairman; Bob Falese, President and CEO; and Doug Pauls, CFO. At the end of the presentation we will entertain questions from prequalified analysts and investors on the phones. We will try to keep our call to around an hour. We’re asking those participating in the question-and-answer portion of the call to ask one question at a time so that everybody has an opportunity to contribute.
Please turn to page 2. We know that this presentation contains forward-looking statements and actual results could differ materially from what is discussed. Certain material factors or assumptions were applied in making these statements. For additional information we refer you to today’s press release as well as the SEC filings of TD and Commerce and TD’s filings with securities regulators in Canada.

Please also note that the subject of this presentation will be addressed in the prospectus/proxy statement to be filed with the SEC. We urge you to read it when it becomes available as it will contain important information. Information about the participants in the solicitation is contained in TD Bank’s annual report and proxy circular filed with the SEC and securities regulators in Canada and in Commerce’s proxy statement for its annual meeting filed with the SEC. Ed, over to you.

Ed Clark — TD Bank Financial Group — President & CEO
     Thanks, Tim. Well, I’ve got to tell you this is an exciting day for TD Bank. To start, I’d like to go back to the genesis of the TD Bank’s U.S. retail strategy. As you know, we’re focused on growth without going out the risk curve. We’ve had clear success with our unique business model in Canada, we know how to build a retail bank and we’ve been successfully generating a high return on risk-weighted assets and strong cash flows. We’ve been focused on increasing our overall share of our earnings that are coming from the retail businesses.
Our success in Canada allows us to build out our platform in the United States through this acquisition. As you know, we decided to look to the world’s largest market and find a quality retail franchise; that’s what led us to buy 51% of Banknorth, a deal we announced in August 2004. Banknorth provided us a platform to export our retail expertise into the United States and we learned a lot from Banknorth and a lot has happened since we made that initial step.
At our TD Banknorth investor day this past June, we told you how TD Banknorth was transforming itself while pursuing an organic growth strategy that leverages our world-class Canadian retail banking model. We also indicated that we’ve taken a pause on acquisitions. Then why are we here today? Well, I’ve been consistent in saying that we would look at acquisitions that were strategically compelling and offered a good return for TD’s shareholders. Commerce Bank is a perfect fit — the only bank of any size in North America with a model like TD Canada Trust.
Deals that are both strategically attractive and offer acceptable value are extremely hard to find. In just one transaction, Commerce represents a singularly unique and compelling opportunity for our shareholders. But an even bigger factor in our decision — and this is terribly important — was that by buying an organic growth company we’re actually accelerating the transformation and organic growth plans of TD Banknorth. We believe this acquisition is in fact following an organic growth model.
Today we take a definitive step that makes us a leading North American powerhouse in financial services. On slide 3 you can see that there are multiple strategic benefits to this deal. The combination of TD Banknorth and Commerce delivers critical mass in the United States with over 1,000 branches and $87 billion in deposits. That compares to TD Canada Trust with about the same number of branches and $140 billion of retail deposits. The combined company with 2,100 branches and almost a quarter of one trillion Canadian dollars in deposits is the first North American platform with critical mass in both the United States and Canada.
The addition of Commerce creates a truly impressive branch footprint. We will have great market share in New Jersey and a growing presence in New York City, a capacity for de novo store growth in Boston and growth platforms already established in Philadelphia, Washington D.C. and Florida. These are great markets — places where a low risk deposit driven franchise can continue to grow rapidly.
We have taken clear decisive action on a unique growth opportunity by acquiring a well-established organic growth leader. Let me be clear, there’s no opportunity where you can buy an organic growth engine let alone one of this size and quality.
Look at slide 4. What are the qualities of the Commerce that make it such an attractive target? Well, simply put, it is the TD Canada Trust of the United States. In short, we believe that Commerce can do for TD’s U.S. growth strategy what Canada Trust’s acquisition did for TD in Canada. Quite simply we have found a U.S. financial institution which has consistently picked the right markets and the right locations and then built the best branches.

More important, as many of you know, Commerce has a wow culture which delivers a fantastic customer and employee experience. There is no one else of any size like them. Really they’re more than just bankers; they are retailers who get banking. As part of what Commerce employees call their wow experience, they offer customer services like automatic coin rolling, a children’s educational website and even biscuits for dogs. All of that seven days a week, even on the 4th of July. Ain’t that great?
Commerce is a true industry leader in retailing. Much like TD Canada Trust, they bring their customers the things people value most — service and convenience. Commerce is America’s most convenient bank. And just like TD Canada Trust, for two years running Commerce has received recognition from J.D. Power for being number one in customer satisfaction scores in all of the United States, an unbelievable accomplishment.
Again, like TD Canada Trust, Commerce is brand conscious. They worry about all the things that ensure their customers have a consistent experience wherever and whenever they touch the company. This focus builds brand value. Commerce benefits from a deep bench of management talent which has brought the company to where it is today.
Most important, Commerce has a strong deposit gathering culture which has allowed the company to distinguish itself as a premier deposit gathering franchise. Commerce’s low loan to deposit ratio is an opportunity for us to grow the asset side of the business and leaves us well-positioned for any changes in economic conditions.
Please turn to slide 5. With this transaction we have the ability to harvest the best from TD, TD Banknorth and Commerce. Expertise can be shared across platforms and there are plenty of opportunities for future growth. Complementary skills and products include, from TD, a broad and deep products suite, a variety of businesses that can add significant value to Commerce and treasury and capital management expertise.
From Commerce, an experienced management team with U.S. de novo branching expertise, a deposit growth platform and a wow customer experience culture. So TD Banknorth, an experienced management team with a core competency in integration, an overall focus on efficiency and an asset gathering capability. This is truly a win, win, win situation with where the whole is definitely greater than the sum of the parts. Bharat Masrani will lead the combined team. We have strong teams at both Commerce and TD Banknorth with plenty of things to get done. There will be roles for everyone as we build an even better bank.
Please turn to Page 6. So where does the value come from? Commerce’s performance has been truly phenomenal. The average U.S. banks have only $50 million to $70 million in deposits per branch, whereas Commerce has over $100 million per store and they are growing faster, indeed at about three times the industry average. The value in this transaction cannot be adequately accounted for using a multiple of forward earnings estimates. The real value in this transaction is derived from embedded high organic growth which exists within the structure of Commerce’s current branch network.
Commerce has three sources of embedded growth. First, there are 271 mature stores that will continue to grow like the market but faster because they use the Commerce model. Secondly, there are 173 super growth branches and they are growing a lot faster than the market. These stores are all bought and paid for and are holding down current earnings as the benefits are still to come. The third growth is the new stores; this is a considerable engine for organic growth which can be harnessed at the time of our choosing as we roll out new stores following the successful Commerce model.
Our due diligence suggests that there is at least a further 100 sites in the pipeline that can be opened over the next few years. What does this mean in dollars? Well, if you take the 173 super growth stores and grow them to $100 million in deposits we will have $9 billion more in deposits than they’re showing today. And if they have the average of $133 million, the same level as in the mature branches reached, we will have $14 billion more. And 100 new stores means $10 billion more. This is the value currently embedded in this business in addition to all the earnings that come from these stores today.

Now all deals have some element of risk, but there are a number of reasons which make this a low risk transaction. As I mentioned previously, only one-third of Commerce’s current deposit base supports their loan book. The balance of their portfolio is held in assets that we can hedge, in line with TD’s current asset and liability management framework.
Today, Commerce announced the restructuring of their investment portfolio of $150 million after-tax and we are very comfortable with the actions that they have taken. We’ll continue to watch markets and see if changing conditions necessitate further action impacting our balance sheet or income statement. Obviously we’re not going to get into details, but we are confident we can manage this situation.
Commerce is currently working through a number of regulatory issues. These are very specific related party issues and are being actively managed by Commerce. We are comfortable these issues will not impact growth going forward. We have found a low-risk way to continue our U.S. banks that will accelerate the transformation of TD Banknorth.
What does all this mean for TD Bank? Turn to page 8. We are the first North American bank. The combination of both TD, TD Banknorth and Commerce creates a powerful franchise across many metrics. With $312 billion in total deposits TD will be one of the five largest banks by deposits in North America. Our North American distribution channel will be extensive with 2,100 branches, the seventh-largest in North America. Overall, TD with Commerce will be the seventh-largest bank in North America by market cap.
There are few U.S. banks with well-developed wealth management channels. With Commerce, we are bringing on board a wealthy, highly urbanized customer base, a great complement to TD Ameritrade. With that I’ll turn the call over to Colleen who will go through the financials.

Colleen Johnston — TD Bank Financial Group — CFO
     Thanks, Ed. The transaction price of US$42, which represents a premium of 8% on Commerce shares versus last week’s closing price, and 24% versus the closing price prior to the announcement of Mr. Hill’s departure in June.
On page 9 we show the key terms for this deal. Each Commerce share will be exchanged for 0.4142 shares of TD plus US$10.50. The deal has a fixed exchange ratio with no collars and no walkaways. In total the deal will be 75% stock and 25% cash. We expect restructuring charges of US$490 million covering technology and human resources among other items. Cost synergies are expected to be US$310 million and are expected to be fully realized by 2009. At 13.5% the core deposit premium for this deal is at the low-end for comparable transactions. Further detail is in the appendix.
Commerce has traditionally traded at a higher multiple than its peers because of its growth strategy. The transaction has been done at a 22.5 times multiple which is high versus recent market comparables as a result of the high embedded growth at Commerce. Commerce has always traded at a premium multiple to its peers, about a 5 point premium in recent years. Our debt ratings have been reaffirmed by the major rating agencies. We expect the transaction to close in March or April 2008 subject to regulatory and Commerce shareholder approval.
Turning to Page 10, we show our strong balance sheet and capital position now and assuming the completion of this transaction. Our Tier I ratio will remain at very strong within a range of 8.75% to 9%. We would expect this to be an even higher number on closing as we accumulate capital between today and the close of the transaction.
Please turn to Page 11. Here we show our GAAP and adjusted earnings per share. On a GAAP basis we expect dilution of $0.28 in 2008 and $0.22 in 2009. On an adjusted basis we expect dilution of $0.10 in fiscal 2008 and no impact in 2009. All of this is modest given a transaction of this magnitude and its transformational nature. For the purpose of our earnings per share calculation we assume continued expansion via de novo branches. Any change in that strategy will favorably impact near-term earnings.

Our return on invested capital will be 7% by 2009; the IRR of 15% assumes a terminal multiple of 13 times. TD Banknorth and Commerce together further our organic growth strategy. The transaction moves us forward more quickly on both earnings growth and other financial measures.
Please turn to Page 12. We now have a stronger engine to deliver earnings growth. Let’s look at the impact on our U.S. P&C banking segment. Start with the TD Banknorth expected contribution of C$358 million for fiscal 2007. Obviously TD Banknorth is doing even better than we expected, letting us reiterate the C$123 million we said during our TD Banknorth investor day, despite the strengthening of the Canadian dollar. In 2008, with Commerce after closing in March or April of 2008, we expect this segment to deliver over C$700 million in earnings, moving to C$1.2 billion in fiscal 2009.
So given our new earnings stream in U.S. P&C, how will earnings look on the total bank basis? TD will now move to an ultra premium retail earnings mix — about 85% retail, 15% wholesale — with US P&C making up between 15 to 20% of total bank earnings. Given our continued growth in all of our retail businesses, we expect our retail weight to continue moving higher. Let me now turn the presentation over to Bharat.

Bharat Masrani — TD Banknorth — President & CEO
     Thank you, Colleen. This is truly an exciting time in the history of TD and I’m incredibly optimistic about our future. As Ed mentioned, this transaction turns TD into a North American powerhouse with critical mass in our U.S. retail businesses. At TD Banknorth, my management team is totally focused on accelerating our organic growth.
At our investor day in June we shared with you many of our initiatives to enhance the customer experience, optimize our branch network and introduce new products, and we are making tremendous progress on those initiatives. At the same time, Commerce is widely recognized as an organic growth engine. Bringing the two companies together will allow us to accelerate our organic growth even faster.
Interestingly Commerce is already doing many of these things we talked about at our investor day. We talked about optimizing the network — Commerce is second to none in their branch building capabilities as well. We talked about a renewed focus on the customer experience — Commerce repeatedly wins awards for their legendary customer service. In fact, their customers aren’t just customers, they are fans. And we talked about growth — Commerce is relentlessly focused on growth just like at TD’s other businesses including TD Banknorth.
If you think about our branch network and footprint, it’s just a perfect fit. Take a look at this map on slide 13. What’s most exciting is we will have many organic growth opportunities within our new expanded footprint as well as other areas through Commerce’s beachhead in Florida, Washington D.C. and Virginia. All of this highlights the unbelievable alignment between TD Banknorth and Commerce and how complementary our two companies are, particularly under the TD umbrella.
Please turn to slide 14. Let’s look at our footprint in more detail. With TD Banknorth and Commerce coming together we’ve taken a leadership position in key states. We have a great position in New England and a strong number three rank in New Jersey. We are the name to watch in New York. If you look at U.S. MSAs, we have operations in five of the top 10 areas in the world’s largest banking market. We have fantastic positioning here and we have a real opportunity to use our organic growth skills to solidify and grow our position. To put in context, at 40 million people the population of these five markets is bigger than the population of Canada.
Please turn to slide 15. As you know, at TD we consider ourselves to be great retailers and great operators. And at TD Banknorth we are people who have become expert at ensuring mergers come together seamlessly, having completed about two per year over the past 15 years. We completed extensive and rigorous due diligence to ensure we understand Commerce’s business and how we could work together going forward. We will embark on a 12- to 18-month integration that will maintain organic growth at both companies to ensure we keep up our momentum and focus on growth.

In terms of our framework, initially we will run Commerce and TD Banknorth independently with Dennis and Bob reporting to me; but over time we will look to integrate the management in the U.S. so that we have one team, one strategy and one focus — always on our customers. In Commerce and TD Banknorth, we have two great brands in two different markets — Commerce in the mid-Atlantic and TD Banknorth in New England. At TD we understand the importance of brands, specifically the importance of ensuring we have a consistent customer experience throughout our footprint. So we’re not going to do anything rash.
The Commerce and TD Banknorth management teams will remain in place. We will look to integrate the TD Banknorth branches in New Jersey, Philadelphia and Metro New York, what we refer to at TD Banknorth as our Mid-Atlantic division, under the Commerce platform. With respect to cost synergies, we will integrate the support functions and believe we can achieve significant savings. As soon as it’s practical, we will put together an integration team consisting of people from TD, TD Banknorth and Commerce. Our goal is to provide our front line with the support they need to grow their business in the most efficient way possible.
And lastly, we will continue to execute on our organic growth plans, including New York City, Boston and Florida. With that let me turn the presentation over to Dennis and Bob.

Dennis DiFlorio — Commerce Bancorp, Inc. — Chairman
     Thanks, Bharat, and good morning, everyone. On behalf of the management team at Commerce, I will say that we are enormously excited about teaming up with TD Financial Group. It is just amazing how much these two companies have in common from the standpoint that both are terrific high-growth companies, both share an obsession with delivering great customer experiences and both have just a terrific internal culture and a set of organization dynamics that underscore the vital importance of everyone working together for the good of the order.
There’s a genuine sense of camaraderie and teamwork that typically you don’t find in large organizations, so we’re excited about that. Everyone here, including everyone at Commerce, is always about customer, shareholder and employee — that’s the common bond. We’ve referred to this as this parallel universe that seems to somehow exist at both north and south of the border, but it is truly amazing how much these companies have in common.
Those of you who know us understand that we really, really are growth retailers at heart and we fully appreciate the great opportunities that this transaction presents. In the past we’ve had explosive growth and we expect to continue this explosive growth well into the foreseeable future. And just to expand on some of the embedded growth comments that we made earlier. Our growth is being fueled not only by new store expansion, but by our industry-leading same-store deposit growth.
At a time when most U.S. banks are flat or experiencing low growth, we’ve been on a bit of a tear here. We’re coming up on 40 consecutive quarters of double-digit same-store sales growth which is a retailer’s dream and it’s an amazing number when you think about the fact that these are comps on the already high comps.
So with that as a backdrop let me say this — we are highly committed to continuing the execution of our wow the customer service and convenience model. We are highly committed to continue mining the growth from our existing stores. And we look forward to working closely with our new best friends at TD Banknorth to develop the optimum U.S. branch expansion strategy. And of course we look forward to layering in as much new TD product as we possibly can to deepen our customer relationships and better serve their financial needs.
Lastly, I just want to call on our people at Commerce to say that we are counting on you and are calling on you to continue to do what you do best and that’s wow our customers every day with service. It’s all about the people and there are great times ahead for this organization jointly as we move forward. So with that let me turn it over to Bob Falese.

Bob Falese — Commerce Bancorp, Inc. — President & CEO
     Thank you, Dennis, and again I’ll echo Dennis’s words. We are clearly delighted to be associated with TD and TD North, our new partners. For our commercial clients as well as our retail clients, growth has always been the order of the day. Clearly TD has a growth oriented process, philosophy and execution, and we see that with TD North as well. And it’s very consistent in terms of the way we have approached our customers and also organized our credit delivery over the years. Cultures are very similar and should really pave the way to a relatively easy integration process.
With regard to product, that’s one of the most exciting things from our standpoint. We clearly would have had to take time to invest in new product for delivery to our retail and commercial customers. This association provides that base of product, enables us to continue to grow profitable relationships in addition to developing new relationships. And the markets that we’re in have such depth that the opportunity for us to continue to execute and do what we’ve been doing everyday in terms of building customer relationships is great.
And lastly, I’ll echo the comments for our employees — this is a terrific opportunity. We commented a little earlier with our senior leadership team, this is an organization now that is the leading organization in North America from the standpoint of stores, a strong capital base, a clearly terrific opportunity as we put these organizations together just by virtue of growth. And to that extent, what we’ve said to our people over the years — and it certainly is even more so today — it’s all about the execution and that’s something that Commerce has proven that it knows how to do and that is execute in the marketplace. So we’re delighted to be here as well and with that I’ll turn it back to Ed.

Ed Clark — TD Bank Financial Group — President & CEO
     Thanks, Dennis and Bob. That’s terrific. Well, obviously this is a transformational deal, but it’s an opportunistic deal as well. All the planets perfectly aligned to bring this deal to fruition. A great franchise became available unexpectedly. Our currency at the same time gained considerable strength, both the Canadian dollar and TD’s shares. And TD was well-positioned ahead of tough market conditions which freed up management teams to focus on this acquisition. We were able to act on a great opportunity.
Now many of you heard me say that I expect the current market turmoil to continue for another six months or so, but you may well be asking why now? Why not wait until we move a little further through this cycle? Well, there’s one simple answer — sometimes you just don’t get to choose your timing. In this case Commerce had been running hard growing their business, but circumstances changed for them in June that led directly to the discussions with us.
The second consideration that was also important to me was Commerce’s low-risk balance sheet. As I mentioned, we believe that risk is mitigated by their low, low loan to deposit ratio and a balance sheet that can be moved quickly to our model. The Canadian dollar strength also made this a great business case, even more compelling than it would have been.
So take a moment, step back, and look at where we now are. We have a U.S. retail bank with scale located in the center of the largest MSA in the United States. By 2009 we expect to have at least $1.2 billion of earnings from an investment of $17.5 billion; an average PE of 14 and we managed to obtain all that with issuing less than 125 million shares. That’s a great result for TD shareholders.
At this point let me conclude our remarks. I know we’ve presented a lot of information here this morning, so if you can only take away five messages here’s what I hope you take away. With this deal, TD has achieved critical mass in the United States. Our footprint is impressive in the world’s biggest banking market. This will accelerate our organic growth plans. The TD and Commerce business models are strikingly similar and there’s incredible embedded value in Commerce super growth branches that will deliver value to the TD shareholders. This is a transformational opportunity for the TD Bank. So with that let me open the lines for questions.

QUESTION AND ANSWER

Operator
     Andre Hardy, RBC Capital Markets.

Andre Hardy — RBC Capital Markets — Analyst
     Just a few numbers questions, Colleen, to start with. You usually provide us with a tangible equity ratio as well in your presentation, so could you please update us on that? And as well, where would that Tier 1 capital ratio be under Basel II? And the other question I have is a few years ago a large financial — Canadian financial company made an acquisition in the U.S., issued a lot of stock, and had a buyback program in place to ensure that flow back, if it occurred, would be dealt with. Is that something that you’re considering?
And then my last question would be for the Commerce people. With the regulatory restrictions in place on new real estate builds, can you maintain the growth that you have had in the past and does TD help you finally convert that great deposit base into a fairly large loan base?

Colleen Johnston — TD Bank Financial Group — CFO
     Andre, I’m going to suggest we maybe start with the Commerce questions at the end and we’ll come back to your various questions on the numbers.

Andre Hardy — RBC Capital Markets — Analyst
     Thank you.

Bob Falese — Commerce Bancorp, Inc. — President & CEO
     This is Bob Falese. If I understood the questions right, with regard to our capacity to build branches, we have received branch approvals recently from the OCC and are continuing along a track of building out our branch plan. I can also report to you that our association with TD Banknorth with TD clearly allows us to leverage our balance sheet in terms of relationship building within our core customer base and our markets and we expect to do that. Colleen, would you care to comment on the other?

Bharat Masrani — TD Banknorth — President & CEO
     The only point, Colleen — this is Bharat, Andre. With respect to are there going to be any issues in expanding the branches and continuing with the growth story — obviously we’ve done a lot of due diligence here and our view is that those issues going forward are manageable, that this does not have any meaningful impact on the operations going forward.

Colleen Johnston — TD Bank Financial Group — CFO
     So you had a number of questions, Andre. Why don’t I start with the Basel II scenario? I think it’s probably a little premature at this time to comment on Basel II. We’re still going through the process around with OSFI in terms of risk-weighted assets in the new regime which will obviously take effect in Q1 of 2008. And you’re well aware of then the deferral that we have in terms of the TDA deduction from Tier 1. So we’re not going to talk about Basel II today. I think you asked about flow back.

Andre Hardy — RBC Capital Markets — Analyst
     I asked about flow back and net tangible equity as well.

Colleen Johnston — TD Bank Financial Group — CFO
     So in terms of flow back, I would sort of step back from this and look at — just in terms of context, this share issuance here is about just over 10% of our market cap so we think this is quite manageable. Over time our stock price will track the intrinsic value of our business and we definitely believe we’re creating value here. So while there may be some short-term issues we think they’re very manageable. And in terms of total tangible common equity, at close we expect currently a number of about 8%.

Andre Hardy — RBC Capital Markets — Analyst
     That’s helpful, thank you.

Tim Thompson — TD Bank Financial Group — VP IR
     Can I remind people on the phone to please ask one question at a time? We will cycle through the callers, so please ask one question and re-queue. We’re happy to take more than one question, but we just do want to get through to everybody. So can we take the next caller, please?

Operator
     Shannon Cowherd, Citibank (sic).

Shannon Cowherd — Citigroup — Analyst
     Could you give some insight into how this transaction would fit with the TD Ameritrade and your plans to maintain ownership in Ameritrade or potentially build your ownership there?

Ed Clark — TD Bank Financial Group — President & CEO
     I wasn’t sure, is the question what’s the relationship with TD Ameritrade or the ownership in our TD Ameritrade position?

Shannon Cowherd — Citigroup — Analyst
     The ownership given that this is approximately $8.5 billion, the value of this deal. Do you plan or is the interest to pick up and build your stake in Ameritrade maybe by 2009? Or given that you’re getting some pressure to sell out of your Ameritrade how does this fit with that? And then just go forward the whole strategy with Ameritrade?

Ed Clark — TD Bank Financial Group — President & CEO
     No, in fact I’d say quite the opposite. They’re enormously complementary, and so if you take a look at the United States scene, not only now do we become a major retailer in the United States in retail banking, but really we’re one of the few top banks in the United States with an active wealth management strategy. Banknorth itself has an active wealth management strategy which we’ll be building out alongside in terms of discretionary management and advisory management, but at the same time TD Ameritrade then gives us a unique platform. And frankly, as I alluded in my remarks, the customer base that we’re getting with this acquisition and their growth possibilities are a customer base that’s a perfect target customer base for TD Ameritrade.
We’ve always said TD Ameritrade is a strategic asset for us. When the original transaction was done and the shareholders voted overwhelming for it, we said we were in here for the long-run, we intend to be in here for the long run. We’ve also said that we will back TD Ameritrade if it wants to do acquisitions, but those acquisitions have to have two characteristics — they have to be right on timing and so there were a couple of issues on timing. One is that we wanted to make sure we were well through the conversion and had our operational game down.
And as I think the market is aware, we took a view some time ago that the mortgage market was deteriorating and we should be careful buying people with large mortgage balance sheets. I think we’ve been proven correct in that position, but we will back TD Ameritrade management if they choose to make an acquisition going forward and we have the capital position to do that. I should say that any acquisition that TD Ameritrade would make going forward would create great value for the TD Ameritrade shareholders as well as obviously any target and so it will be a very accretive deal to TD Bank.

Shannon Cowherd — Citigroup — Analyst
     Can I just squeeze one more in? You mentioned the $150 million restructuring on approximately $25 billion to $30 billion in securities at Commerce Bank. Is it fair to say there will likely be more write-downs as those securities are marked to market? And what about the potential for loan losses or impaired loans given nearly all of Commerce’s $15 billion in loans are commercial real estate or development related?

Bharat Masrani — TD Banknorth — President & CEO
     Let me just — this is Bharat — do this. The point on the loan portfolio is — and I’ll let Bob comment on it as well. The balance sheet here, just to give you a sense, is not $16 billion. I think the number you mentioned is all real estate. I think that is not accurate and I’ll let Bob give you the accurate number. But the key point here is that Commerce is not in the subprime or nonprime lending businesses in any of its businesses. Yes, the credit markets in the United States are challenged to some extent and you will see the normal growth you would expect in NPAs and charge-offs, but from TD’s perspective we do not think that we are getting into a situation which is a negative outlier from a risk management perspective. But I’ll let Bob comment further on that.

Bob Falese — Commerce Bancorp, Inc. — President & CEO
     Let me give you some specific color around the numbers. The loan portfolio is about $17 billion. Our consumer loan portfolio, which is primarily home equities, has no subprime; it’s all A paper, high FICO scores, very low delinquency. We have about $4.5 billion in that portfolio, very granular. We have about $1.5 billion or so in residential mortgages, primarily jumbo mortgages, many of which are associated with commercial relationships that we’ve developed over the years.
And in terms of our commercial and commercial real estate portfolio, we have about $11 billion in outstandings. About 50% of that is really commercial loans; it’s only about 20%, that is investor developer real estate as opposed to owner occupied real estate. As to the credit cycle, we’ve always tracked with the credit cycle and in our conference calls over the last couple of years we’ve talked about bouncing along the bottom.
Clearly we’ll have some increases but nothing significant and that’s always been the case at Commerce, the same thing with our charge-offs. They’ll bump up a little bit but nothing significant. We’ve always been significantly below our peer group with regard to charge-offs. So we expect our asset quality to track the cycle but at the low end.

Bharat Masrani — TD Banknorth — President
Do you want me to comment —?

Colleen Johnston — TD Bank Financial Group — CFO
     Do you want me to comment on securities? So there’s a large securities portfolio here, about $28 billion. It’s primarily fixed-rate government backed securities, AAA rated CMOs, there are no CDOs, no bonds backed by subprime and overall we are comfortable with the credit quality. I would reinforce that we did a very deep due diligence on this portfolio on a coupon-by-coupon basis. I think it’s reasonable probably given current market conditions that the unrealized loss on the book will widen over the next short while.
I think it’s probably fair to say that the structure of the balance sheet is not necessarily in line with TD’s interest rates management philosophy. And what we have included in our projections here are we were looking at a de-risked projection scenario. And I think as Ed has said, probably providing a bit more specific details at this time would not be appropriate.

Tim Thompson — TD Bank Financial Group — VP IR
     Go to the next question, please.

Operator
     Michael Goldberg, Desjardins Securities.

Michael Goldberg — Desjardin Securities — Analyst
     Good morning. Could you give us some idea of the pro forma market share and rank by key markets as you’ve done in the past?

Bharat Masrani — TD Banknorth — President & CEO
     Let me start. Obviously, Michael, the market share numbers in the northern New England footprint remain as is because we do not have any overlapping positions there. If you look at in the Commerce — overall I would say in New Jersey the pro forma company would be ranked number three with approximately 10% market share by deposits. (inaudible) I’m talking of — the MSAs in the U.S. are ranked a little differently. Some of these are overlapping, but then there are other parts of New Jersey as well where we will go to number two if you were to include some of the other areas that are included in that segment.
In Philadelphia we will move to number three with this. Currently TD Banknorth is number 16, and our market share will be approximately 12%. We can provide this to you off-line; I can go through various MSAs in the U.S. and give you all those rankings. But we will be quite happy to provide you — based on the information we have, this is based on the FDIC information that came out three or four months ago, but we’d be happy to provide you more detail.
But I think the key message here is it gives us credible scale in the markets that are highly attractive in the United States — it’s metro New York, New Jersey, Philadelphia. It also gives us a huge beachhead in the DC market and Florida for further growth and provides us with more opportunity in the Boston area. I think that is the key message we’re trying to get across.

Tim Thompson — TD Bank Financial Group — VP IR
     Thanks, Bharat. Next question, please.

Operator
     Sumit Malhotra, Merrill Lynch.

Sumit Malhotra — Merrill Lynch — Analyst
     Good morning. A couple things — numbers things first. On the $490 million TD write-down, is that strictly for human resources type of elements or are we looking at some of the securities issues there as well? And if I then shift over for the Commerce guys — on the 150 after-tax charge, how does that relate to the — I think it was in your Q2 filing that you said it was $414 million that the securities book was underwater. How do we reconcile those two numbers?

Bharat Masrani — TD Banknorth — President & CEO
     On the first question, Sumit, the $490 million does not include any securities write-down. That is purely to do with restructuring and putting these two companies together. And I’ll pass it over to Colleen or — Doug Pauls, the CFO of Commerce, is here as well, so I’ll let him comment on that.

Doug Pauls — Commerce Bancorp, Inc. — CFO
     We’ve agreed and put in place — we’re going to sell a portion of the portfolio and we would prefer not to get into details in terms of how much is being sold in those types of things simply to protect what we’re going to do in the marketplace a little bit. But that represents a portion of the loss. And probably on a comparable basis at June 30th that loss on that portion we’re selling would be a little wider because of what’s happening in credit spreads with what’s going on in the U.S. market.

Sumit Malhotra — Merrill Lynch — Analyst
     That’s kind of what I was thinking. Because when I look at the held to maturity portion of your book, $14.5 billion at June 30th, am I correct in saying that when the deal closes this portion now has to be marked to market and the bulk of this is mortgage obligations? I know all mortgage obligations are not created equal. So that’s kind of what I’m thinking about here, that that sizable portion of the book is currently not being marked, is that accurate?

Colleen Johnston — TD Bank Financial Group — CFO
     Yes. So Sumit, we will be required to fair value the balance sheet at close and we’ve factored those types of issues into our calculations.

Sumit Malhotra — Merrill Lynch — Analyst
     Okay, thank you.

Operator
     Mario Mendonca, Genuity Capital Markets.

Mario Mendonca — Genuity Capital Markets — Analyst
     Sort of along the same lines, when the company fair values all of these assets, is there anything in the agreement that calls for a change in the price paid based on what happens between now and then?

Colleen Johnston — TD Bank Financial Group — CFO
     No, there isn’t.

Mario Mendonca — Genuity Capital Markets — Analyst
     And no break fees or anything like that either?

Ed Clark — TD Bank Financial Group — President & CEO
     Yes, there is a break free at 3.9% in the document. But I think, as I indicated in my remarks, this is an area where we’re highly confident of our ability. And if we see market movement moving against us we will undoubtedly take action to ensure that we don’t suffer bigger losses than what’s anticipated already in the market.

Mario Mendonca — Genuity Capital Markets — Analyst
     And then finally, could someone shed some light on the departure of Mr. Hill earlier this year and the memorandum of understanding the various regulators and what that limits — ?

Operator
     Sorry for the interruption. This is the operator. (technical difficulty)

Mario Mendonca — Genuity Capital Markets — Analyst
     Now I’m all flustered. Mr. Hill’s departure and anything on the memorandum of understanding you can offer us?

Bob Falese — Commerce Bancorp, Inc. — President & CEO
     Let me describe it to you as we have described it over the last few months. First of all, if you read the consent order you’ll see that it was a very surgical document; the document focuses on insider activities and has really been limited to that. It has not at this point inhibited our ability to work properly with our regulators to arrive at a plan to continue doing what we’ve needed to do in terms of running the bank and building out our branches.
That document — that consent document is clear in its direction. It had no safety and soundness implications and clearly no inhibitions to us related to growth. And we are in substantial compliance.

We’ve turned in documents that were required and continue to work closely and will continue to cooperate with the OCC in terms of the ongoing investigation.

Ed Clark — TD Bank Financial Group — President & CEO
     It’s Ed here. Obviously before doing a transaction at this time there was really quite extensive due diligence and obviously we talked to the appropriate regulatory authorities and wouldn’t be doing this transaction if we weren’t totally comfortable that this was a rather narrowly defined issue centered on a single individual.

Operator
     Brad Smith, Blackmont Capital.

Brad Smith — Blackmont Capital — Analyst
     Thank you. My question relates to the expenses and the synergies of 310. Just wondering if I could get a little bit more detail as to where the principal areas of those synergies are likely to arise from?

Bharat Masrani — TD Banknorth — President & CEO
     This is Bharat. The plan I laid out in my remarks is that we will be integrating the support and the back office functions as soon as practicable; I see that happening over the next 12 months or so. When we do that obviously there will be synergies available through that. Secondly, we will, as a step after that, looking to integrate the TD Banknorth footprint in the New Jersey/Philadelphia area into the [Commerce] platform. And that’s the integration plan that we have forward.
With respect to the specifics of how we came up with the numbers, we’ve done extensive due diligence obviously. But it is important that as these companies come together we will have a transition team which we’ll put in place to make sure that a lot of the assumptions we have made here are appropriate and it’s done in a manner where the customer experience — which is the key message here — the customer experience remains intact. Because TD will not be paying the price we are paying by trying to mess that up.
So I’m comfortable with the numbers we’ve provided. And the other check I would ask you to look at is that the combined entities’ expense base is in excess of $2.5 billion. So when you look at putting these two companies together, we feel reasonably comfortable with the number we’ve put out.

Brad Smith — Blackmont Capital — Analyst
     That was my question actually, Bharat. The number looks a little bit low. I mean, is that reflecting the ongoing marketing communications cost that you expect to incur, or is there scope for that number to actually rise do you think?

Ed Clark — TD Bank Financial Group — President & CEO
     This is Ed. You’ve got to understand with negotiating — it was tougher negotiating with Bharat that number than with the other side the price I can tell you.

Bharat Masrani — TD Banknorth — President & CEO
     The only point I would raise there is that the overlapping footprint here is not as large as what TD Banknorth would generally do in its acquisitions. The 27 acquisitions that have been done over the past 15 years there are huge synergy opportunities here. Here, this is more of an extension into an area and obviously there is overlap, but it is not as huge as you would have expected elsewhere. And frankly, is to preserve the great strength here of a customer centered model in both organizations.

Brad Smith — Blackmont Capital — Analyst
     Thanks very much.

Operator
     Ian de Verteuil, BMO.

Ian de Verteuil — BMO Nesbitt Burns — Analyst
     My question relates to the repositioning of the securities portfolio. If I’m correct, when I look back at all of the previous deals, when TD has done these deals and then it’s had the balance sheet repositioned invariably the earnings go down because you take out the carry trade. I think I understood Colleen; is that factored into your numbers that you’re assuming even tighter spreads than the 335 they achieved last year?

Colleen Johnston — TD Bank Financial Group — CFO
     Yes, essentially that’s right, Ian. So we have — again, we’ve looked at in particular the securities portfolio and some of the interest rate risk that’s in that portfolio and we’ll be changing that eventually. But we have included that sort of de-risk scenario in our projections.

Ian de Verteuil — BMO Nesbitt Burns — Analyst
     So it’s even lower — your forecast on the spread going into 07/08 is even lower than the 335 they achieved last year?

Colleen Johnston — TD Bank Financial Group — CFO
     I think there are a variety of items that came into our overall projections and I don’t think we’ll comment on sort of individual aspects, but overall we think the profitability stream will be maintained.

Ed Clark — TD Bank Financial Group — President & CEO
     The earnings are billed on a de-risk portfolio.

Colleen Johnston — TD Bank Financial Group — CFO
     Right.

Ian de Verteuil — BMO Nesbitt Burns — Analyst
     Right, so your model assumes you’ve done the TDization of the Commerce spread model?

Ed Clark — TD Bank Financial Group — President & CEO
     As you know, Ian, we can’t help ourselves. So yes, that’s what we did.

Operator
     Rob Sedran, National Bank Financial.

Rob Sedran — National Bank Financial — Analyst
     Good morning. Bharat, you talked about the customer experience, I wonder if you can comment how important you think the brands are in their respective markets? In other words, is the intention to run two separate franchises over the long-term and how much does that limit the potential synergies, both revenue and expense, over the long-term?

Bharat Masrani — TD Banknorth — President & CEO
     We have two great brands. And if you look at what the Commerce brand stands for in the market that it operates in and what TD Banknorth brand stands for in the market it operates in. So we have the luxury of having fantastic brands out there. And any great company in the brand management would want to make sure that we have a consistent customer experience right to our footprint because that is far more important than anything else we can do. So our goal here is that for the next little while nothing changes, the brands remain as is.
And as we move towards creating a customer experience that is consistent right through the footprint we will do the various research that is required, we will talk to real customers instead of just Bharat or a few people deciding how this would make sense. We all like to think we are great brand managers, but I think it is important to talk to real customers, find out what they see in brands and ensure that we do the right thing.
And when you go back with TD history in Canada, I think it was — and I’m sure Ed will correct me — it was a year and a half before anything happened on the brand front. And so we will be very, very deliberate on this. There is absolutely no reason for us to do anything that is going to hurt either brand as we move towards creating a great bank in the U.S.

Operator
     Darko Mihelic, CIBC World Markets.

Darko Mihelic — CIBC World Markets — Analyst
     This is a question for Colleen. I’m looking at slide 12 and I think I’m asking effectively the same question that Ian is, but I want to drill down into the numbers a little bit. If I look at 2008 estimate of the combined $700 million for both entities and I back out the contribution from Banknorth and then I back out the synergies I get a very lowball estimate for Commerce in terms of their earnings if I assume that they’re there for half a year. Why is that? Is that related to the de-risking in the portfolio? Is it the major cause for the low earnings number from CBH in 2008?

Colleen Johnston — TD Bank Financial Group — CFO
     Yes, first of all you have to look at the way the synergies are going to come on stream, Darko. So while the synergies will be fully realized by 2009, we’re obviously going to only have a partial realization in 2008. About a third of that number will be coming in. We have some additional costs as well on capital tax and that sort of thing. So we’re really seeing a number that’s pretty close to the current run rate in terms of Commerce’s projections.

Darko Mihelic — CIBC World Markets — Analyst
     Okay, maybe we can talk off-line about those numbers just to drill down into them.

Colleen Johnston — TD Bank Financial Group — CFO
     Sure.

Operator
     Jim Bantis, Credit Suisse First Boston.

Jim Bantis — Credit Suisse First Boston — Analyst
     Good morning and congratulations on your transaction. I guess timing is everything. Following along Darko’s lines and Ian’s, I guess, Colleen, we’d just like to peel back a little bit in terms of slides 11 and 12 in terms of the nature of the Commerce Bank earnings, the percentage of synergies coming in in 2009 and 2010 as well I guess. Have you thought about where the EPS accretion will be in 2010?

Colleen Johnston — TD Bank Financial Group — CFO
     We’re not going to be discussing those numbers today, Jim. But clearly it will be positive.

Ed Clark — TD Bank Financial Group — President & CEO
     I think in terms of earnings, I think what this does, as you know, we moved TD Banknorth to our 7 and 10% growth. And while we were confident that we could have that I think you can work under the assumption that we’re even more confident that this new entity can grow at that rate.

Jim Bantis — Credit Suisse First Boston — Analyst
     Okay, thank you. And maybe just a real question to get answered to Bharat is — it was just a few months ago that we had the investor day. Can you talk about how far along you moved to restructure the TD Banknorth franchise in terms of (inaudible) this organic model that we talked about and all the deliverables at that point?

Bharat Masrani — TD Banknorth — President & CEO
     We’re making tremendous progress. If you look at — one of the big initiatives was to optimize our network and that related to providing better convenience. We are now rolled out in 225 of our 586 branches with extended hours where in those markets we would have the longest hours among all of our competitors. And the results have been, as you would expect, they have been tremendous. I feel good about that.
We are continuing with our product launches. I mention at the investor day that we will be introducing our credit card. That is well on track. We expect to be in the market. In fact we are in a pilot internally, expect to be in the market over the next six to eight weeks; I feel good about that. I think some of the customer experience metrics we talked about as well are well on track. So overall my message would be that, yes, there is a lot that we said we would do, but the progress has been tremendous and I have every confidence that we can meet those targets.

Jim Bantis — Credit Suisse First Boston — Analyst
     Thanks, Bharat. Just to follow up on that question, it seems that both banks are suffering or benefiting from high deposits but low loans. When you think of the retail loan product that you’re rolling out, you just mentioned credit cards and some of the other maybe unsecured line of credit. Do you see those similar types of products that you can benefit from in terms of rolling them out to Commerce Bank as well at the same time?

Bharat Masrani — TD Banknorth — President & CEO
     Absolutely. I think Dennis and Bob talked about the product capabilities that TD Banknorth had and, more generally, TD Bank Financial Group brings to the table. So yes, the products we are talking about at TD Banknorth will certainly be looked at and obviously we’ll have to do the appropriate research and make sure that our processes are aligned to deliver those product so we’ll look at that — as well as looking at opportunities on the wealth management side. As you know, we talked about at investor day it’s a huge initiative at TD Banknorth and I see no reason why we would not extend that initiative into the Commerce footprint.

Operator
     Gary Townsend, FBR.

Gary Townsend — FBR — Analyst
     Good morning, congratulations on the deal. Could you talk about why the transaction was structured as a taxable transaction to Commerce shareholders?

Colleen Johnston — TD Bank Financial Group — CFO
     That structure made sense for us. It allows us to take dividends from the U.S. to Canada in a tax efficient manner.

Gary Townsend — FBR — Analyst
     Okay. And perhaps, Dennis and Bob, clients that I’m talking to think you gave away the franchise.

Dennis DiFlorio — Commerce Bancorp, Inc. — Chairman
     I’m sorry, I missed that.

Gary Townsend — FBR — Analyst
     The clients that I’m speaking to, your shareholders are telling me that you did not — that you’ve given away the franchise. You did not extract enough here. Your comment?

Bob Falese — Commerce Bancorp, Inc. — President & CEO
     This is Bob. I think the — we went through a process — competitive process. The valuations were part of that process. We felt at the end of the day given the equities the valuation was reasonable and fair. We can debate the metrics but that would be my comment.

Gary Townsend — FBR — Analyst
     Thank you very much.

Dennis DiFlorio — Commerce Bancorp, Inc. — Chairman
     Gary, this is Dennis. I would suggest that, as you would expect, we’re not going to get into specifics. But I will tell you, and you could appreciate this, there are a tremendous amount of variables that go into this equation. They’re negotiated and factored into what we ended up with which we believe is a fair price. Beyond that I’m not going to get into any details about the process or anything else, but it was a fair and reasonable process and I think both sides walked away feeling good about it.

Operator
     Rob Rutschow, Deutsche Bank.

Rob Rutschow — Deutsche Bank — Analyst
     I think you just touched on it, but I was wondering first if this was an option of Commerce. And then second, your stock price is down a little bit today, and so I’m wondering why you felt that this was the best deal that you could get.

Bob Falese — Commerce Bancorp, Inc. — President & CEO
     Again, this is Bob; I’ll reiterate that back in June we indicated that we would run the business but also look at strategic alternatives. There were numerous contacts. We did go through hiring the appropriate investment bankers to evaluate all of those opportunities, if you will, options, and felt that the process was both competitive and fair relative to valuation.
I’ll make one other point and that is, and I don’t think this is a little point — the product investment that we would have had to make over the next couple years played an important role in this because clearly we needed to build some fee income businesses and capital markets businesses. Those of you that have followed us for a while know that we have had several starts at that over the years. I think in no small part when I look at valuation, when we look at valuation, when our investment bankers looked at valuation all of these factors were taken into consideration.

Rob Rutschow — Deutsche Bank — Analyst
     If I could follow up with one question. As a customer should I expect any change in the experience at Commerce besides maybe a name change?

Bob Falese — Commerce Bancorp, Inc. — President & CEO
     It should get better.

Bharat Masrani — TD Banknorth — President & CEO
     This is Bharat. You should see no difference. You should continue to expect great customer experience and be wowed all the way to the bank.

Operator
     Mark Fitzgibbon, Sandler O’Neill.

Mark Fitzgibbon — Sandler O’Neill — Analyst
     Good morning. I guess the first question is for Dennis and Bob. I’m wondering what this transaction means ultimately for your relationship with Pennsylvania Commerce? COBH, where you folks have an affiliation.

Doug Pauls — Commerce Bancorp, Inc. — CFO
     Mark, it’s Doug. We obviously have a network agreement with them that runs out for several years. And frankly, I think we’ll evaluate that operation and we’ll make some decisions as we go forward. So nothing will change in the near-term.

Mark Fitzgibbon — Sandler O’Neill — Analyst
     And the second question, if I may, is with respect to the insurance business. I’m curious why TD wants to sell that business. It’s attractive and you’re obviously in the insurance business in the United States through TD Banknorth already. Why get rid of that or spin it off?

Ed Clark — TD Bank Financial Group — President & CEO
     It’s Ed Clark here. I think Mr. Norcross would like to buy it. I think he built it and generally when you own something where the founder has created something and he wants to buy it and his alternative is to go out on his own, it’s probably better to sit down and negotiate it with him and sell. So we think that’s probably the maximum value to the shareholders. Bob, do you want to —?

Bob Falese — Commerce Bancorp, Inc. — President & CEO
     Yes, and it’s a relatively small contributor to the overall scheme of profitability here. The focus frankly on building the banking business is where we’re at. So that’s just a complementary comment to Ed’s.

Mark Fitzgibbon — Sandler O’Neill — Analyst
     Thank you.

Operator
     Ian de Verteuil, BMO.

Ian de Verteuil — BMO Nesbitt Burns — Analyst
     Ed, one of the things that has transpired as you’ve moved through the buildout in the U.S. both Ameritrade and Banknorth has been an ROE gap versus your peers. So where the average Canadian bank has a 20% ROE — 20 plus percent ROE yours has been 18 and with this it looks like it’s going down to 16. How do you want your shareholders to think of that in the context of building a business?

Ed Clark — TD Bank Financial Group — President & CEO
     I don’t want to discourage accounting terminology, but frankly that’s not a number I spend a whole lot of time on. I do spend a whole lot of time on what kind of return do we get for every dollar of risk that we take. And as you know, our numbers are dramatically higher not only than our peers in Canada, but our peers in the United States. And what kind of embedded growth rate do we have. So do we add value every year to the shareholders and we do it without going out the risk curve or are we in reality fooling ourselves or we’re heading out in the risk curve, we just haven’t actually paid the price for the risk that we’re going to take? Those are all the numbers that I look at and when I look at this franchise on that basis this complements exactly our strategy.

Ian de Verteuil — BMO Nesbitt Burns — Analyst
     Your focus on return on risk weighted, one of the issues with that is — I know you look at the return on risk. I mean doesn’t that in a lot of ways ignore the reality of goodwill which is an issue that forces you to issue stock on transactions like this?

Ed Clark — TD Bank Financial Group — President & CEO
     Absolutely. So if you said what is the risk that TD Bank really is taking? What we’ve done in substitute taking operational risk and you can have goodwill risk we’re taking credit risk and market risk, that’s really what’s gone on here. And so we’re betting our operational skills so when we go, as we did back in the Canada Trust and buy a Meloche or we go buy a VFC or we go buy a Newcrest or TD buys Canada Trust and now buy Banknorth and Commerce what’s the essence of the bet we’re making. And we’re betting that the goodwill will generate future growth.
And so there’s no question that’s the bet we’re having here. And so I think what people should evaluate is look at it and say is that a good bet? Do they have a proven track record of being able to buy business models and management team and preserve those business models and management team and do more than that in fact so we improve those business models and management team? I think that’s what’s unique about TD, its absorbability — ability to take and find these business models and absorb them and improve them and in fact accelerate their growth.
But we look — we don’t question about it. I think we actually are the only bank who really gives you what the investment capital is. We don’t move the goodwill around and try to dodge and weave with it. We actually lay it out for you and tell you what the ROIC is. And so what we’re saying in this transaction, we’re going to have bought our way in the United States at a 14 times PE. And I’ve got to sit there and say you show me a franchise with $87 billion in deposits, 1,000 branches in this market position and tell me whether or not you think anybody in the world would sell that to you for 14 times PE. That’s what we accumulated and we only issued 125 million shares in doing that. I think that’s pretty good for our shareholders.

Ian de Verteuil — BMO Nesbitt Burns — Analyst
     Thanks, Ed. It’s good to get you worked up every now and then.

Operator
     Robert Patten, Morgan Keegan.

Robert Patten — Morgan Keegan — Analyst
     Most of my questions have been answered. Just one question really, about the culture of Commerce. Dennis, you’re going to let the branches run independently from TD. When are you going to convert and chart to change it more like TD? And what are we going to be looking at in terms of the Commerce market say a year, two years from now?

Bharat Masrani — TD Banknorth — President & CEO
     This is Bharat. I think from a culture perspective a key point here is that both companies are customer focused, both companies are customer centric. So from a culture perspective we feel there is tremendous alignment. With respect to the integration that you talk about, we will put together a transition team over the next few weeks that will get together, make sure that whatever platforms that we have between the two companies what’s the most optimal way — not only to extract synergies but to enhance the customer offering even further.
And those processes will continue over the next six to nine months in my view and we will be looking to make our changes in the next 12 to 18 months, as I said in my opening remarks. So from your perspective you should see no difference to what you’ve been seeing at Commerce Bank.

Robert Patten — Morgan Keegan — Analyst
     All right, thank you.

Operator
     Sumit Malhotra, Merrill Lynch.

Sumit Malhotra — Merrill Lynch — Analyst
     Ed, you’ve talked a few times about the fact that if interest rate risk is going to be taken on TD’s books it’s going to happen in the wholesale segment. And you exemplify that with Banknorth. I think the securities portfolio was about 30% of total earning assets when you bought it, it’s less than half of that now. When we look at CBH the securities book is a much larger component than BNK ever had, over 60% from the last numbers I saw. What’s the target you have here as you start to put your model to work? Are we going to get this down around the 15% level that we see BNK at right now and what’s the time frame that we should expect that to take place?

Ed Clark — TD Bank Financial Group — President & CEO
     That’s a great question. So I think one of the things that attracted us here, because as I said in my remarks, we have taken a view obviously for some time now that we thought the U.S. mortgage market was going to go down, that that was going to create capital markets turmoil, we positioned the Bank for that. And so obviously one of the things I have go through my mind, and am I crazy, making another major acquisition in the U.S. in front of this when I don’t think it’s actually played its way through.
So the attractiveness of this was the fact that really we’re taking one-third the asset risk that you would normally have to take for an acquisition of this size. I think our first inclination is to take that two-thirds and de-risk it and to pay the price of the thinner spreads that is implied in that. And no question, that’s the way we do our thing when we TDisize things, we manage to take the income down. But that’s a trade-off that I would rather, for the moment, be going in and de-risking that portfolio and running with thinner spreads and we built those thinner spreads and that income into our business model.
Then I think the real issue that we won’t give you a crisp answer only because we don’t have a crisp answer to it — is how fast can we build up the asset gathering quality of this institution. I think that’s why all the management team gets excited; I think we can accelerate that. At the same time I think the other side that we want to do is to build up the wealth management side. Because one of the answers to having an imbalance between deposits and assets is also to start disintermediating your deposit base. That’s what we do in Canada and, as you know, we are literally the best in the world at moving customers from our retail branch systems into our wealth management channel.
And so I think we’re going to be tackling this imbalance and in today’s world it’s kind of absurd to talk about an imbalance. I mean who wouldn’t die to have an imbalance of way more deposits than they have assets, but that is what this institution is. It’s so fixated on growing deposits and does it so well that it creates this imbalance. I think you have to work on both sides of the balance sheet.
The truth is we don’t know how fast we can get all this done. I think the important thing is that in terms of our earnings numbers, we assume we didn’t get it done. We assume we de-risk the balance sheet and live with the thinner margins that’s implied in that.

Sumit Malhotra — Merrill Lynch — Analyst
     I appreciate that color. I guess the thing I’d say is when you say one-third the asset risk it seems like you’re talking only about the loan portfolio. When I think about your relationship or your history with Banknorth during the period that you’ve owned BNK — or been involved with BNK since the deal was announced. I’m thinking there was about three charges for write-downs in the securities portfolio. So that asset risk as it relates to CBH we probably have to consider the securities portfolio particularly in this current environment just as much we would with loans. Would you agree with that characterization?

Ed Clark — TD Bank Financial Group — President & CEO
     Yes. I think to go back in the history — as we bought 51% of Banknorth, I think there were probably at the start different philosophical stances about how to manage the balance sheet. And to be fair I think you have to recognize that if you lined up the top 50 banks in North America there would be TD on one side and there would be 49 banks on the other side and Banknorth had the same view as the other 49, not that we were in the majority.
So we clearly are unique in our approach to risk. And that’s our philosophical view and we’re not changing it. I think that accounted for why we did this in stages. I don’t think there was a big economic cost to doing it in stages, but it did mean that we didn’t fully recognize on day one the kind of mark to market hit that we eventually took in Banknorth.
In this case what we’re saying to you is we’re assuming in our models that we — well, we have to do it for purchase accounting, but we’re assuming that we take the full capital hit. The marking is booked down and that we de-risk it by the time we close. That’s what’s in the assumption. And frankly, we will de-risk it, it won’t be (inaudible) change our mind on this. Embedded in the organization bred in the bones, we will take this in one fell swoop. But obviously we will choose our timing to do this, we’re not going to tell the market ahead of time when we’re going to do what.

Operator
     Felice Gelman, SuNOVA Capital.

Felice Gelman — SuNOVA Capital — Analyst
     Thanks. I thought you’d never get to me. Commerce had a lot of I guess what people thought of as extra expenses because of the fact that the bank had really been run by a single individual. And I just wonder how much of those really go away and how much are incorporated in your anticipated cost saves number. It really looks quite low to me given what the expense base of the bank was, the helicopters, etc., etc.?

Dennis DiFlorio — Commerce Bancorp, Inc. — Chairman
     This is Dennis DiFlorio. There’s always this healthy balance that we’ve tried to maintain with respect to investing in growth, investing in the things that you do to create brand, to create fans, not customers, that’s embedded in the expense base. Is there an opportunity to dial things back? There are always opportunities to dial things back. As we struggle with the interest rate environment going forward we start to take our foot off the peddle of some of the things that may have been niceties with respect to building brand as opposed to necessities. And I do believe that we have further opportunity here that will play their way into the synergies.
I don’t think you’re going to see anything . . . ideas that we have that would have been substantial in nature. It’s a lot of little things and the balance here is that we don’t disinvest in building brands and creating fans, not customers. Things like the penny arcade machine, we don’t make any money on that. Typical backers would look at that and say why invest in that, there’s no return. That’s an investment in brand, it costs a substantial amount of money every year. We’ll continue to make those kinds of investments in building brands. But clearly there’s an opportunity here for us to take our foot off the peddle and save a few bucks.

Colleen Johnston — TD Bank Financial Group — CFO
     To clarify from a modeling standpoint, we have not taken many of those reductions into the model — and to Dennis’s point — their probably is some potential there. But clearly because we’re continuing to look at a growth model, but we really look more at the synergies and that’s what we’ve included in the economics.

Felice Gelman — SuNOVA Capital — Analyst
     Great, thanks so much.

Tim Thompson — TD Bank Financial Group — VP IR
     That ends our call this morning, thank you for calling in and have a great day.

Operator
     Ladies and gentlemen, this concludes the conference call for today. Thank you for participating. Please disconnect your lines.

THE FOLLOWING ARE MATERIALS USED IN THE CONFERENCE CALL WITH INVESTORS HELD ON OCTOBER 2, 2007.

**TD Bank Financial Group**

A different kind of bank

# TD Acquires Commerce Bancorp

October 2, 2007

TD Acquires Commerce Bancorp October 2, 2007

The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable "safe harbour" of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies' plans, objectives, expectations and intentions, cost savings and other statements, including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Commerce Bancorp, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce Bancorp, Inc.'s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause TD Bank Financial Group's and Commerce Bancorp, Inc.'s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report (www.TD.com) on Form 40-F for The Toronto-Dominion Bank and the 2006 Annual Report on Form 10-K of Commerce Bancorp, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov). The proposed merger transaction involving The Toronto-Dominion Bank and Commerce Bancorp, Inc. will be submitted to Commerce Bancorp's shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto- Dominion Bank and Commerce Bancorp, Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East Cherry Hill, NJ 08034-5400, 1-888-751-9000. The Toronto-Dominion Bank, Commerce Bancorp, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2006, which was filed with the Securities and Exchange Commission on December 11, 2006, and its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce Bancorp, Inc.'s directors and executive officers is available in Commerce Bancorp, Inc.'s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Forward-looking statements and additional information

# Unique and compelling opportunity

TD Bank Financial Group

**Outstanding strategic and operating fit**

3

Unique and compelling opportunity Impressive footprint & market share in contiguous region Outstanding strategic and operating fit Delivers critical mass in the U.S. - North American powerhouse Opportunity for accelerated organic growth Complementary North American retail banking business model Superior value creation opportunity

# The TD Canada Trust of the U.S.

TD Bank Financial Group

## About Commerce

- **A+ site locations – longest hours, best branches**
- **Industry leading customer satisfaction scores – #1 in J.D. Power 2 years in a row**
- **Visible, valuable brand**
- **Large cohort of super growth branches**
- **Strong, experienced management team**

| | | CAGR 2002-Q207 |
|---|---|---|
| **Total stores** | **444[1,2]** | 16% |
| **Deposits/Store** | **US$100MM[2]** | 10% |
| **Deposits[3]** | **US$44B** | 28% |
| **Loans[3]** | **US$16B** | 26% |

**Wow!**

**Premier deposit gathering franchise**

1. As of August 31, 2007, excluding recently opened branches.
2. Per company data.
3. Source: SNL Financial as of June 30, 2007.

4

The TD Canada Trust of the U.S. Strong, experienced management team Visible, valuable brand Industry leading customer satisfaction scores - #1 in J.D. Power 2 years in a row A+ site locations - longest hours, best branches Premier deposit gathering franchise Large cohort of super growth branches Total stores 4441,2 16% CAGR 2002-Q207 Deposits3 US$44B 28% Deposits/Store US$100MM2 10% Loans3 US$16B 26% About Commerce Wow! As of August 31, 2007, excluding recently opened branches. Per company data. Source: SNL Financial as of June 30, 2007.

# Complementary business models and strengths

TD Bank Financial Group

## TD, TD Banknorth and Commerce can all contribute

**TD Bank Financial Group**

- Product suite expansion
- Commercial/Wealth/Wholesale
- Asset and liability management

**Commerce Bank**

- Deposit growth platform
- De novo branch expertise
- WOW! Fan experience

**TD Banknorth**

- Asset gathering
- Integration experience
- Efficiency focus

**Multiple leverage points to fuel future growth**

5

Complementary business models and strengths Multiple leverage points to fuel future growth TD, TD Banknorth and Commerce can all contribute Asset and liability management Product suite expansion Commercial/Wealth/Wholesale Deposit growth platform De novo branch expertise Efficiency focus Asset gathering Integration experience WOW! Fan experience

# Embedded growth – latent profitability

TD Bank Financial Group

| Commerce store vintage | | Number of locations | Average Deposits[2] | Deposit Growth profile |
|---|---|---|---|---|
| Pre 2004 | Mature stores | 271 | US$133MM | Excellent |
| 2004 to 2007 | Super growth stores[1] | 173 | US$48MM | Industry Leading |
| New stores | Engine for organic growth | | | Proven turn-key model |

**Embedded value & strong growth profile**

1. As of June 30, 2007, including 2 stores opened subsequently.
2. August 2007 monthly average.

6

Embedded growth - latent profitability Embedded value & strong growth profile Mature stores Commerce store vintage Super growth stores1 Engine for organic growth Pre 2004 2004 to 2007 New stores Number of locations 271 173 Deposit Growth profile Excellent Industry Leading Proven turn-key model Average Deposits2 US$133MM US$48MM As of June 30, 2007, including 2 stores opened subsequently. August 2007 monthly average.

# Low risk transaction

TD Bank Financial Group

Low loan-to-deposit ratio

+

Achievable synergies

+

Cultural compatibility

=

**Reduced risk**

7

Low risk transaction Low loan-to-deposit ratio Achievable synergies Reduced risk + = Cultural compatibility +

# Major North American franchise

TD Bank Financial Group

## 7th largest bank by branches in North America

| Pro forma branches | | |
|---|---|---|
| Rank | Company | Bank branches |
| 1 | Bank of America | 6,189 |
| 2 | Wachovia | 3,419 |
| 3 | Wells Fargo | 3,362 |
| 4 | JPMorgan Chase | 3,149 |
| 5 | US Bancorp | 2,592 |
| 6 | Washington Mutual | 2,228 |
| (7) | TD/Commerce pro forma | 2,102 |
| 7 | Regions | 2,001 |
| 8 | SunTrust | 1,765 |
| 9 | RBS Citizens | 1,661 |
| 10 | TD | 1,658 |
| | Commerce[1] | 444 |

1. As of August 31, 2007 per company.

8

Major North American franchise 7th largest bank by branches in North America As of August 31, 2007 per company. Source: SNL Financial. Company filings. Note: Branch data as of most recent reported to SNL. Pro forma branches Commerce1 TD TD/Commerce pro forma 444 2,102

Value per Commerce share: US$42.001 Exchange Ratio: Fixed exchange ratio. Each outstanding Commerce share will receive 0.4142 shares of TD and US$10.50 in cash Aggregate transaction value: US$8.5 billion on 203MM fully diluted Commerce shares Consideration mix: 75% stock, 25% cash Restructuring charge: US$490 million, pre-tax Cost synergies: US$310 million pre-tax, fully phased-in by 20092 Revenue synergies: Identified but not factored into transaction financials Transaction multiples 22.5X price to 2008 earnings, 2.96X price to tangible book value, 13.5% core deposit premium Post-synergy multiples 13.8X price to 2008 earnings including fully phased-in synergies Expected closing: March/April, 2008 subject to regulatory and Commerce shareholder approval Based on US$76.06 reference price calculated as the average of TD's 5 day average price and TD's closing price of September 28, 2007 and the foreign exchange rate on each of the respective days. US$87 MM pre-tax expected to be realized in F2008. Key terms and metrics

# Capital strength

TD Bank Financial Group

| | TD[1] At July 31, 2007 | Commerce At June 30, 2007 | TD[2] Pro forma (July 31, 2007) |
|---|---|---|---|
| Assets | US$404B | US$48B | US$458B |
| Loans | 172 | 16 | 188 |
| Deposits | 268 | 44 | 312 |
| Shareholders' Equity | 21 | 3 | 27 |
| Tier 1 Capital Ratio | 10.2% | 11.7% | 8.75% to 9.0% |

**Strong balance sheet and capital ratios**

1. Assumes FX parity of C$ and US$
2. Includes estimated accounting adjustments relating to the transaction.

10

Assets US$404B Loans 172 Deposits 268 Shareholders' Equity 21 TD1 At July 31, 2007 Tier 1 Capital Ratio 10.2% US$48B 16 44 3 Commerce At June 30, 2007 11.7% US$458B 188 312 27 8.75% to 9.0% Strong balance sheet and capital ratios Assumes FX parity of C$ and US$ Includes estimated accounting adjustments relating to the transaction. Capital strength TD2 Pro forma (July 31, 2007)

2008 2009 Pro forma GAAP net income $4,236 $5,093 Current TD GAAP EPS estimate $5.74 $6.50 Pro forma TD GAAP EPS estimate $5.46 $6.28 GAAP EPS accretion/(dilution) to TD $(0.28) $(0.22) Pro forma earnings impact 2008 2009 Pro forma adjusted net income $4,690 $5,517 Current TD adjusted EPS estimate $6.15 $6.80 Pro forma TD adjusted EPS estimate $6.05 $6.80 Adjusted EPS accretion/(dilution) to TD $(0.10) - GAAP and adjusted earnings 2008 & 2009, C$MM1 ROIC 7% in 2009 IRR 15% TD's 2008 GAAP and adjusted net income and EPS estimates are based on current analyst consensus estimates. TD's 2009 EPS and net income is the 2008 net income and EPS grown at the IBES long-term growth rate of 10.5%. Commerce forward earnings and all other transaction adjustments are based on TDBFG internal management estimates.

2007E 2008E 2009E 358 750 1200 Total TD U.S. P&C banking segment adjusted earnings1 C$MM 2007E is based on YTD Q3 2007 results and the Q4 2007 estimate of C$123 as reiterated at the TD Banknorth Investor Day on June 28, 2007. 2008E is equal to the Q4/07 estimate annualized plus management's estimate of the expected contribution from the Commerce transaction. 2009E is equal to the 2008E, excluding the contribution from the Commerce transaction, increased by our target growth rate range of 7 to 10%, plus management's estimate of the contribution from the Commerce transaction. U.S. Personal & Commercial Banking

# Impressive combined footprint

TD Bank Financial Group

ME
VT
NH
NY
PA
CT
RI
MA
MD
DE
VA
TD Banknorth
Commerce
Okeechobee
Martin
Glades
Palm Beach
Hendry
Florida
Collier
Broward
Miami
Monroe
Miami-Dade

**Over 1,000 branches**

13

Impressive combined footprint TD Banknorth Commerce Over 1,000 branches

# Scale in key markets

TD Bank Financial Group

**Top 10 US MSAs by deposits[1]**

| | | Population (mm) | Adj. deposits ($bn) | Adj. deposits growth ('01-'06) ($bn) |
|---|---|---|---|---|
| 1 | New York, NY | 19.1 | $464 | $131 |
| 2 | Los Angeles, CA | 13.2 | 257 | 89 |
| 3 | Chicago, IL | 9.7 | 198 | 55 |
| 4 | Miami, FL | 5.6 | 127 | 50 |
| 5 | San Francisco, CA | 4.3 | 110 | 30 |
| 6 | Philadelphia, PA | 5.9 | 105 | 36 |
| 7 | Washington, DC | 5.5 | 94 | 36 |
| 8 | Boston, MA | 4.5 | 94 | 21 |
| 9 | Atlanta, GA | 5.3 | 73 | 31 |
| 10 | Dallas, TX | 6.1 | 73 | 23 |

**Deposits and stores by MSA**

US$B
$25.0
$15.0
$5.5
New York
Philadelphia
Boston

| Stores | New York | Philadelphia | Boston |
|---|---|---|---|
| Stores | 325 | 175 | 106 |

14

Scale in key markets Top 10 US MSAs by deposits1 Excludes deposits over US$1 billion for branches with over US$1billion in deposits. Operating in 5 of the largest and wealthiest urban markets in the U.S. New York Philadelphia Boston New York 25 15 5.5 Total Deposits and stores by MSA Stores 325 106 175 US$B

# Clear focus during integration

TD Bank Financial Group

## ❶ Management team

## ❷ Consolidate TD Banknorth New Jersey, Philadelphia

## ❸ Deliver cost synergies

- Align infrastructure and integrate back office

## ❹ Execute organic growth strategy

- Including NYC, Boston and south beachheads

**Synergies and continued growth**

15

Clear focus during integration ? Consolidate TD Banknorth New Jersey, Philadelphia Synergies and continued growth ? Deliver cost synergies Align infrastructure and integrate back office ? Management team TD Banknorth & Commerce teams remain in place Dennis DiFlorio and Bob Falese report to Bharat Masrani ? Execute organic growth strategy Including NYC, Boston and south beachheads

TD Bank Financial Group

# The Commerce perspective

❶ Enthusiastic – a great fit

❷ A cultural alignment

❸ Commitment to continued growth

16

The Commerce perspective ? A cultural alignment ? Commitment to continued growth ? Enthusiastic - a great fit

# Unique and compelling opportunity

TD Bank Financial Group

**Outstanding strategic and operating fit**

17

Unique and compelling opportunity Impressive footprint & market share in contiguous region Outstanding strategic and operating fit Delivers critical mass in the U.S. - North American powerhouse Opportunity for accelerated organic growth Complementary North American retail banking business model Superior value creation opportunity

**Bank Financial Group**

A different kind of bank

## Appendix

Appendix

Transaction comparables Source: Company filings, FactSet Note: Transactions include Bank of America/LaSalle, BBVA/Compass, PNC/Mercantile, Capital One/North Fork, Wachovia/SouthTrust, SunTrust/National Commerce 1 Represents premium to target share price 5 days prior to announcement 2 Next twelve months Bank transactions greater than $6 billion since 2004 (excludes MOEs) Price/NTM2 EPS NTM2 PEG Price to: Premium1 (%) w/o synergies (x) w/ synergies (x) w/o synergies (%) w/ synergies (%) Book value (x) Tangible book value (x) Core deposit premium (%) High 30.3% 21.3x 15.8x 248% 180% 3.4x 4.9x 40.3% Median 25.5 18.1 14.8 174 135 2.5 4.1 38.1 Low 16.9 16.0 10.2 146 119 1.6 3.4 23.0 TD/Commerce 10.5% 23.4x 14.2x 180% 109% 2.8x 3.0x 13.5%